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                              May 28, 2020

       A. Robert Doyle
       Chief Financial Officer
       Pan American Silver Corporation
       1500-625 Howe Street
       Vancouver, British Columbia
       V6C 2T6

                                                        Re: Pan American Silver
Corp.
                                                            Form 40-F for the
Year Ended December 31, 2019
                                                            Filed March 12,
2020
                                                            File No. 000-13727

       Dear Mr. Doyle:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 40-F for the Year Ended December 31, 2019

       Exhibit 1.3 Audited Consolidated Financial Statements
       Note 8 - Tahoe Acquisition, page 32

   1. You disclose that you determined the fair value of the contingent value rights issued to the
                                                        Tahoe shareholders
based on a residual amount of the Tahoe shares acquired less the cash consideration and fair
value of the Pan American shares you issued. Please tell us how your determination of
the acquisition-date fair value of the contingent value rights is consistent with
paragraph 39 of IFRS3 and the fair value measurement principles and valuation techniques of
IFRS13.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 A. Robert Doyle
Pan American Silver Corporation
May 28, 2020
Page 2

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameA. Robert Doyle                        Sincerely,
Comapany NamePan American Silver Corporation
                                                         Division of
Corporation Finance
May 28, 2020 Page 2                                      Office of Energy &
Transportation
FirstName LastName